LINDQUIST & VENNUM P.L.L.P. 4200 IDS CENTER 80 SOUTH EIGHTH STREET MINNEAPOLIS, MN 55402-2274 TELEPHONE: 612-371-3211 FAX: 612-371-3207	IN DENVER: 600 17TH STREET, SUITE 1800 SOUTH DENVER, CO 80202-5441 TELEPHONE: 303-573-5900 FAX: 303-573-1956

ATTORNEYS AT LAW	www.lindquist.com

JONATHAN B. LEVY

(612) 371-2412

jlevy@lindquist.com

June 13, 2006

VIA EDGAR AND FEDEX

H. Christopher Owings

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:                               Winmark Corporation

Pre-Effective Amendment No. 2 to Form S-1

Filed May 22, 2006

File No. 333-133393

Dear Mr. Owings:

This letter is submitted on behalf of Winmark Corporation (the “Company”) in response to the Commission’s letter dated June 13, 2006 containing comments to the Company’s Pre-effective Amendment No. 2 to the registration statement on Form S-1 (File No. 333-133393).  The Company is filing simultaneously pre-effective amendment No.3 to the registration statement that includes revisions in response to the Staff’s comment.  A copy of the revised registration statement marked to show changes is also being filed via EDGAR and being sent to you for your convenience.  For convenience and clarity, the text of your comment and the Company’s response are set forth below.

General

1.                                       We note your response to comment 1 of our letter dated June 5, 2006.  Please revise to remove the reference to “from time to time” throughout the prospectus when you are referring to the notes offering, since this is a continuous offering.  On the cover page, we note that you state that the maturities range from three months to ten years; please revise to specify the term of each note that you intend to offer.

Response

The Company has revised the prospectus to remove references to “from time to time,” and deleted the sentence on the cover page describing the range of maturities of the notes. If you have any further comments or questions, please feel free to contact me.

Very truly yours,

/s/ Jonathan B. Levy

Jonathan B. Levy

JBL/rt

cc:                                 Peggy Kim

Kurt Murao

John L. Morgan

K. Ed Elverud